SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 10th, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is furnishing under cover of Form 6-K a press release dated April 3, 2003 announcing that Groupe Danone has increased its shareholding in Yakult Honsha Co., Ltd. to 19%.

——————————————— PRESS RELEASE ———————————————

April 3rd, 2003

GROUPE DANONE INCREASES ITS SHAREHOLDING IN YAKULT

Groupe DANONE has increased its shareholding in YAKULT Honsha Co., Ltd. to 19%. The investment was made through a subsidiary of DANONE Asia Pte Ltd., Groupe DANONE’s Singapore-based Asia-Pacific holding company.

Groupe DANONE regards the increase in shareholding as a long term investment, reflecting DANONE’s confidence in the company and its management.

Groupe DANONE is a multinational food and beverages company, headquartered in Paris, France, and listed on the Paris, London, Brussels, Swiss and New York Stock Exchanges. With sales of approximately Euros 13.6 billion in 2002, Groupe DANONE is a global leader in each of its core businesses — fresh dairy products, water and biscuits, with internationally recognised brands such as Danone, Evian, Volvic, Lu and Wahaha.

YAKULT Honsha Co., Ltd is a leading dairy player in the Asia Pacific region and a pioneer and global leader in the field of probiotics worldwide. YAKULT is listed on the Tokyo Stock Exchange since 1980. With sales of approximately Yen 230 billion in fiscal year 2002, YAKULT is present in 18 geographies worldwide with a unique direct sales organisation of around 80,000 YAKULT ladies.

For further information:

Corporate Communication : 33 1 44 35 20 75 - Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 — Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 10, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer

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